Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

May 14, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PTK Acquisition Corp.
Amendment No. 3 to Draft Registration Statement on Form S-1
Filed May 5, 2020
CIK 0001797099

Ladies and Gentlemen:

This letter is being submitted on behalf of PTK Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1 filed on May 5, 2020, as set forth in your letter dated May 13, 2020 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 3, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter.

Amendment to Draft Registration Statement filed on May 5, 2020

General

1.

We note Exhibit 10.7, the executed forward purchase contract with Primerose Development Group Ltd. and references to the agreement throughout your registration statement. The forward purchase contract states, “[w]e acknowledge that Primerose Development Group Ltd. … have/has expressed an intention to purchase up to 1,000,000 Units in the IPO…” and “[w}e are pleased to hereby accept the offer you have made to purchase up to an aggregate of 1,000,000 Shares, consisting of the IPO Shares and a number of shares equal to the difference between 1,000,000 and the number of IPO Shares actually purchased in the IPO….” Please tell us the exemption you are relying upon for the offer of the IPO shares and why this agreement would not constitute a “sale” under Section 2(a)(3) of the Securities Act of 1933.

Division of Corporation Finance

May 14, 2020

RESPONSE: We respectfully advise the Staff that the forward purchase contract (the “Primerose Agreement”) between the Company and with Primerose Development Group Ltd. (“Primerose”) does not constitute an offer of IPO shares by the Company to Primerose or a “sale” under Section 2(a)(3) of the Securities Act of 1933.

While Primerose has expressed an intention to purchase up to 1,000,000 Units in the Company’s initial public offering, the Company has not offered and Primerose has not agreed to purchase any Units in the Company’s initial public offering. Pursuant to Section 1 and Section 3.1 of the Primerose Agreement, Primerose’s sole obligation under the Primerose Agreement is at the time of the Company’s business combination to purchase in a private placement from the Company or in open market purchases arranged by the Company or its advisors, subject to the terms and subject to the conditions set forth in the Primerose Agreement, a number of shares of Company common stock equal to 1,000,000 shares less the number of any shares that Primerose then holds (whether acquired in the IPO, in open market transactions or otherwise) and that Primerose continues to hold at the time of the Company’s business combination.

* * *

Division of Corporation Finance

May 14, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper

Wilson Lee

Ronald (Ron) Alper

Pam Howell

Securities and Exchange Commission

Peter Kuo

PTK Acquisition Corp.